Exhibit 99.61

ELEMENTAL ALTUS ROYALTIES 2024 FULL YEAR RESULTS: RECORD ANNUAL REVENUE, OPERATING CASHFLOW AND EBITDA

April 16, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) announces its operating and financial results for the fourth quarter and full year ended December 31, 2024.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2024, available on SEDAR+ (http://www.sedarplus.ca) and the Company’s website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Full Year 2024 Highlights:

•	Record revenue of US$16.3 million and record adjusted revenue[1] of US$21.6 million, up 39% on 2023

•	Gold Equivalent Ounces[1] (“GEOs”) of 8,987 ounces (9,122 GEOs in 2023) with production from Korali-Sud pushed into Q1 2025

•	Record Operating Cash Flow plus Caserones dividends of US$8.7 million, up 42% on 2023, and record adjusted EBITDA[1] of US$15.1 million, up 53% on 2023

•	US$33.5 million of accretive royalty acquisitions including producing gold royalties over Bonikro, Ballarat and SKO mines

•	Repayment of US$27 million of debt, with remaining debt repaid in full in Q1 2025 leaving a fully undrawn US$50 million facility with NBC, CIBC and RBC

Fourth Quarter 2024 Highlights:

•	Record Q4 revenue of US$5.5 million and record adjusted revenue[1] of US$6.8 million, up 21% on Q4 2023 and with no contribution from Korali-Sud

•	Q4 attributable GEOs[1] of 2,552 ounces (2,843 GEOs in Q4 2023)

•	Record Operating Cash Flow plus Caserones dividends of US$3.3 million, up 54% on Q4 2023, and record Q4 adjusted EBITDA[1] of US$4.8 million, up 72% on Q4 2023

2025 Outlook

•	Record guidance of 11,600 to 13,200 GEOs, translating to record adjusted revenue of US$30.1 million to US$34.3 million, based on a gold price of US$2,600/oz and a copper price of US$4.00/lb

•	This represents a 38% increase in GEOs and 50% year-on-year increase in adjusted revenue at the mid-point of guidance, with full exposure to higher gold prices

•	Production is anticipated to be weighted towards the first half of the year, driven by first gold sales at the Korali-Sud royalty and Caserones shipments delayed from Q4 2024 into Q1 2025

•	Up to US$15 million in one-off payments, with over US$10 million expected in the first half of the year

1 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Frederick Bell, CEO of Elemental Altus, commented:

“Elemental Altus has delivered record revenue and cash flow for the eighth consecutive year, a testament to the strength and consistency of our royalty portfolio. The first quarter of 2025 will see the addition of a new cash-generating royalty at Korali-Sud in a time of record gold prices, further diversifying our sources of revenue and supporting another year ahead of exceptional growth.

In 2025, we expect to generate over US$45 million in total revenue and one-off payments, underpinned by record guidance and weighted to the first half of the year. With a debt-free balance sheet and significant embedded growth, Elemental Altus is in the strongest position in its history to continue delivering long-term value to shareholders.“

FY 2024 and Q4 2024 Results

The following table sets forth selected financial information for the three months and full year ended December 31, 2024 and 2023:

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total Revenue	5,519	3,960	16,323	11,744
Adjusted Revenue[1]	6,827	5,649	21,600	17,855
Adjusted Operating Cash flows[1]	3,315	2,151	8,738	6,133
Net Profit / (Loss)	134	2,178	(364)	(3,901)
Adjusted EBITDA[1]	4,769	2,766	15,111	9,831

	2024	2023	2024	2023
	GEO	GEO	GEO	GEO
Total GEOs [1]	2,552	2,843	8,987	9,122

On behalf of Elemental Altus Royalties Corp.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

2 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus’ effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

3 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release

Cautionary note regarding forward-looking statements

This news release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements with respect to the purchase of Shares under the NCIB and the enhancement of shareholder value as a result thereof, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus’ actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic and economic uncertainties created by the war in Ukraine and hostilities in the middle- east; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus’ expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management’s best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

4 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada